Exhibit 99.1

eHi Car Services Announces First Quarter 2015 Results

SHANGHAI, May 27, 2015 — eHi Car Services Limited (“eHi” or the “Company”) (NYSE: EHIC), a leading car rentals and car services provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2015.

First Quarter 2015 Highlights

•                  Net revenues increased 60.7% year over year, from RMB183.9 million for the first quarter of 2014 to RMB295.5 million (US$47.7 million1) for the first quarter of 2015

	Three months ended March 31,		Year-Over-Year
(RMB ‘000)	2014	2015	Comparison
Car rentals	130,324	226,389	73.7%
Car services	53,592	69,119	29.0%
Total Net Revenues	183,916	295,508	60.7%

•                  Non-GAAP adjusted EBITDA2 was up 114.1% year over year, from RMB54.0 million for the first quarter of 2014 to RMB115.7 million (US$18.7 million) for the first quarter of 2015

•                  Non-GAAP adjusted EBITDA margin increased from 29.4% for the first quarter of 2014 to 39.2% for the first quarter of 2015

•                  Net loss was RMB17.8 million for the first quarter of 2014, compared to net profit of RMB3.6 million (US$0.6 million) for the first quarter of 2015

•                  Total period-end fleet size3 increased by 81.7% year over year, from 13,407 vehicles as of March 31, 2014 to 24,362 vehicles as of March 31, 2015

•                  Average available fleet size4 increased by 78.0% year over year, from 11,793 vehicles for the first quarter of 2014 to 20,997 vehicles for the first quarter of 2015

•                  Total fleet RevPAC5 decreased from RMB173 for the first quarter of 2014 to RMB156 for the first quarter of 2015

1  The Company’s business is conducted in China and substantially all of its revenues are denominated in Renminbi (RMB). However, this earnings announcement contains translations of RMB amounts into U.S. dollars (US$) at a rate of US$1.00 equal to RMB6.1990 solely for the convenience of the reader.

2  Non-GAAP adjusted EBITDA is defined as net income or loss before depreciation and amortization, share-based compensation, interest expenses, interest income, provision for income taxes and gains from waiver of warrants. For more information, refer to “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

3  “Period-end fleet size” refers to the aggregate number of vehicles in the Company’s car rentals and car services fleets as of the last day of a given period to which the Company holds legal title, including vehicles that the Company has written off in accordance with its accounting policy and vehicles that are currently missing but have not been written off.

4  “Average available fleet size” is calculated by dividing the aggregate number of days in which the Company’s fleet was in operation during a given period by the total number of days during the same period. In determining the size of the Company’s fleet in operation, eHi includes all vehicles in its car rentals and car services fleets except for vehicles that have been written off in accordance with its accounting policy and vehicles that have not been consistently made available for rent and that which it may consider to dispose when appropriate opportunities arise.

5  “RevPAC” refers to average daily net revenue per available car, which is calculated by dividing the net revenues during a given period by the aggregate number of days in which the Company’s fleet was in operation during the same period.

•                  Fleet utilization rate6 for car rentals was 71.8% for the first quarter of 2014 and 71.3% for the first quarter of 2015

Mr. Ray Zhang, eHi’s Chairman and Chief Executive Officer, said, “Our operating and financial results for the first quarter of 2015 reflect continued progress in our business growth strategy. We are rapidly expanding our fleet while maintaining industry-benchmark utilization rates by leveraging our integrated technology platform and wide geographic scale. We believe that the prominence and reputation of our brand, the quality of our services, our nationwide service network and our advanced, proprietary technology platform differentiate us in the market and make us well-positioned to capture and address the evolving demands for car rental and car service customers.”

Mr. Colin Sung, eHi’s Chief Financial Officer, said, “We continued to capture greater economies of scale in the first quarter of 2015. Our margin improvement on top of the rapid expansion of our fleet reflects additional gains in operating leverage as we work toward sustained profitability.”

First Quarter 2015 Financial Results

Net revenues for the first quarter of 2015 were RMB295.5 million (US$47.7 million), up 60.7% year over year, which was attributable to increases in net revenues from both car rentals and car services.

Revenues from car rentals for the first quarter of 2015 were RMB226.4 million (US$36.5 million), up 73.7% year over year, primarily driven by increases in the Company’s average available fleet size for car rentals.

Revenues from car services for the first quarter of 2015 were RMB69.1 million (US$11.2 million), up 29.0% year over year, primarily driven by increased demand from the Company’s corporate clients.

Vehicle operating expenses for the first quarter of 2015 were RMB239.8 million (US$38.7 million), up 58.6% year over year, primarily due to increases in depreciation, insurance, store expenses and labor costs.

The Company disposed of 999 used vehicles during the first quarter of 2015 through various sales channels and recorded a loss of RMB2.5 million (US$0.4 million). The loss was recognized as an adjustment to the vehicle-related depreciation expense as part of the Company’s vehicle operating expenses.

Selling, general and administrative expenses for the first quarter of 2015 were RMB44.6 million (US$7.2 million), up 21.7% year over year, primarily due to increases in advertising and promotion expenses and employee-related costs such as salaries, welfare expenses and share-based compensation.

Profit from operations for the first quarter of 2015 was RMB12.6 million (US$2.0 million), compared to loss from operations of RMB3.8 million for the first quarter of 2014.

Net profit for the first quarter of 2015 was RMB3.6 million (US$0.6 million), compared to net loss of RMB17.8 million for the first quarter of 2014. Net profit included RMB16.9 million (US$2.7 million) income that the Company recognized in connection with the waiver of warrants in Travice Inc.

6  “Fleet utilization rate” refers to the aggregate transaction days for the Company’s car rental fleet during a given period divided by the aggregate days the car rental fleet was in operation during the same period.

Non-GAAP adjusted EBITDA for the first quarter of 2015 was RMB115.7 million (US$18.7 million), up 114.1% year over year, mainly due to the continuously increasing average available fleet size. Non-GAAP adjusted EBITDA margin for the first quarter of 2015 was 39.2%, compared to 29.4% for the first quarter of 2014.

As of March 31, 2015, the Company’s cash and cash equivalents balance was RMB434.4 million (US$70.1 million).

Recent Developments

On May 22, 2015, the Company signed definitive agreements for the issuance and sale in two tranches of up to a total of 22,337,924 Class A common shares of the Company par value US$0.001 per share (the “Common Shares”) at a price per Common Share of US$6.00 (equivalent to US$12.00 per American depositary share of the Company (“ADS”)), which is expected to raise gross proceeds of approximately US$134 million. Under the terms of the Agreements, the Company will issue new Common Shares to Tiger Global Mauritius Fund (“Tiger”), SRS Partners I Mauritius Limited and SRS Partners II Mauritius Limited (collectively “SRS”, and together with Tiger, the “Buyers”) in two tranches: (a) the first issuance of 11,437,924 Common Shares to the Buyers, at a price per Common Share of US$6.00 (equivalent to US$12.00 per ADS) (the “Initial Issuance”), and (b) subject to the Company’s shareholder approval within 60 days after the Initial Issuance, an additional issuance of 10,900,000 Common Shares to the Buyers, at a price per Common Share of US$6.00 (equivalent to US$12.00 per ADS) (the “Additional Issuance”). Also on May 22, 2015, two shareholders of the Company, Ctrip Investment Holding Ltd and the Crawford Group, Inc. signed definitive agreements with the Buyers for the sale of an aggregate of 2,666,666 Common Shares (including certain shares in the form of ADSs) at a price per Common Share of US$6.00 or US$12.00 per ADS. After the completion of the shareholder sale, Ctrip and Crawford will remain as the two largest shareholders of the Company. Each of the Buyers has agreed not to, directly or indirectly, sell, transfer or dispose of any Common Shares acquired in the above transactions for a period of 180 days after the completion of the Initial Issuance, subject to certain exceptions.

In the end of April 2015, Ctrip Travel Information Technology (Shanghai) Co., Ltd. extended an entrusted bank loan of RMB300 million to the Company. The loan has a term of three years and some of the Company’s subsidiaries provided guarantees.

Outlook

The Company estimates that its fiscal year 2015 net revenues will be in the range of RMB1.5 billion to RMB1.6 billion, which would represent an increase of approximately 76% to 88% from RMB851.2 million in 2014. The Company estimates that its total period-end fleet size as of December 31, 2015 will be in the range of 37,000 to 40,000 vehicles, which would represent an increase of approximately 87% to 103% from 19,746 vehicles as of December 31, 2014. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

The Company’s management will host an earnings conference call at 8:00 PM U.S. Eastern Time on May 26, 2015 (8:00 AM Beijing/Hong Kong time on May 27, 2015).

Dial-in details for the earnings conference call are as follows:

United States (toll free): 1-888-346-8982

International: 1-412-902-4272

Hong Kong: 852-3018-4992

China: 400-120-1203

Participants should call in at least 5 minutes before the scheduled start time and ask to be connected to the “eHi Car Services call.”

Additionally, a live and archived webcast of the conference call will be available on the investor relations section of eHi’s website at http://ir.ehi.com.cn.

A replay of the conference call will be accessible by phone at the following numbers until June 2, 2015:

United States (toll free): 1-877-344-7529

International: 1-412-317-0088

Replay Access Code: 10066229

About eHi Car Services Limited

eHi Car Services Limited (NYSE: EHIC) is China’s No. 1 car services provider and No. 2 car rentals provider in terms of market share by revenues in 2013, according to Frost & Sullivan. The Company’s mission is to provide comprehensive mobility solutions as an alternative to car ownership by best utilizing existing resources and sharing economy to create optimal value. eHi distinguishes itself in China’s fast-growing car rental and car services market through its complementary business model, customer-centric corporate culture, broad geographic coverage, efficient fleet management, leading brand name, and commitment to technological innovation. eHi is the exclusive strategic partner in China of Enterprise, the largest car rental company in the world, and is the designated and preferred business partner of Ctrip, a leader in the online travel agency industry in China. For more information regarding eHi, please visit http://en.1hai.cn/.

About Non-GAAP Financial Measures

To supplement its unaudited condensed consolidated financial statements which are presented in accordance with U.S. GAAP, the Company uses adjusted EBITDA as a non-GAAP financial measure. Adjusted EBITDA represents net income or loss before depreciation and amortization, share-based compensation, interest expenses, interest income, provision for income taxes and gains from waiver of warrants. The Company’s management believes that adjusted EBITDA facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods. For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using adjusted EBITDA is that adjusted EBITDA excludes depreciation and amortization, share-based compensation, interest expenses, interest income and provision for income taxes that have been and will continue to be significant recurring portions of the Company’s business for the foreseeable future.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. eHi may also make written or oral forward-looking statements in its reports filed with or furnished to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about eHi’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: eHi’s goals and strategies; its future business development, financial condition and results of operations; its ability to achieve and sustain profitability; its heavy reliance on its proprietary technology platform; its ability to compete successfully against current and future competitors; its ability to sustain its growth rates and manage its expansion plan; its ability to dispose used vehicles at desirable prices or timing or through appropriate channels; its ability to raise sufficient capital to fund and expand its operations at a reasonable cost; various government policies on automobile control and purchase restrictions in certain Chinese cities; its ability to enhance its brand recognition and maintain a high level of customer satisfaction; its ability to control the losses resulting from customer violation of traffic rules; and its ability to obtain all of the requisite permits, licenses or making all of the requisite filings or registrations or meeting other regulatory requirements for operating car rentals and car services business in China. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is current as of the date of the press release, and eHi does not undertake any obligation to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

eHi Car Services Limited

Tel: +86 (21) 6468-7000 ext. 8742

E-Mail: ir@ehic.com.cn

Mr. Derek Mitchell

Ogilvy Financial

In the U.S.: +1 (646) 867-1888

In China: +86 (10) 8520-6139

E-mail: ehic@ogilvy.com

eHi Car Services Limited
Unaudited Condensed Consolidated Balance Sheets

	December 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited

ASSETS

Current assets:
Cash and cash equivalents	926,207,744	434,434,412	70,081,370
Restricted cash	192,758,072	204,600,000	33,005,323
Accounts receivable, net	111,885,971	108,212,859	17,456,503
Prepayments and other current assets	195,605,733	221,263,297	35,693,385
Total current assets	1,426,457,520	968,510,568	156,236,581

Cost method investment	152,975,000	152,014,281	24,522,388
Property and equipment, net	1,940,047,599	2,590,759,401	417,931,828
Intangible assets	38,246,326	40,506,442	6,534,351
Vehicle purchase deposits	174,184,628	117,049,790	18,882,044
Other non-current assets	23,728,439	21,438,155	3,458,325
Total assets	3,755,639,512	3,890,278,637	627,565,517

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	5,487,316	6,774,383	1,092,819
Accrued expenses and other current liabilities	127,913,033	134,062,848	21,626,527
Income tax payable	2,095,273	907,754	146,436
Short-term borrowings	540,519,348	649,322,215	104,746,284
Total current liabilities	676,014,970	791,067,200	127,612,066

Long-term borrowings	713,232,869	723,568,776	116,723,469
Total liabilities	1,389,247,839	1,514,635,976	244,335,535

Shareholders’ equity
Common shares	727,825	727,825	117,410
Additional paid-in capital	3,621,645,725	3,624,612,773	584,709,271
Accumulated other comprehensive income	1,144,629	3,868,543	624,059
Accumulated deficits	(1,257,126,506)	(1,253,566,480)	(202,220,758)
Total shareholders’ equity	2,366,391,673	2,375,642,661	383,229,982
Total liabilities and shareholders’ equity	3,755,639,512	3,890,278,637	627,565,517

eHi Car Services Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

	For the Three Months Ended March 31,
	2014	2015	2015
	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited
Net revenues:
Car rentals	130,324,350	226,388,609	36,520,182
Car services	53,592,240	69,119,276	11,150,069
Total net revenues	183,916,590	295,507,885	47,670,251

Vehicle operating expenses	(151,198,346)	(239,802,551)	(38,684,070)
Selling and marketing expenses	(7,996,107)	(10,583,043)	(1,707,218)
General and administrative expenses	(28,652,367)	(34,017,678)	(5,487,607)
Other operating income	105,912	1,508,802	243,394
Total operating expenses	(187,740,908)	(282,894,470)	(45,635,501)
Profit/(loss) from operations	(3,824,318)	12,613,415	2,034,750

Interest income	2,072,323	630,765	101,753
Interest expense	(15,167,575)	(26,173,241)	(4,222,171)
Gains from waiver of warrants	—	16,869,935	2,721,396
Other expense, net	(257,636)	(70,834)	(11,427)
Income/(loss) before income taxes	(17,177,206)	3,870,040	624,301
Provision for income taxes	(659,136)	(310,014)	(50,011)
Net income/(loss)	(17,836,342)	3,560,026	574,290
Accretion on Series A convertible redeemable preferred shares to redemption value	(19,690)	—	—
Accretion on Series B convertible redeemable preferred shares to redemption value	(973,030)	—	—
Accretion on Series C convertible redeemable preferred shares to redemption value	(20,422,384)	—	—
Accretion on Series D convertible redeemable preferred shares to redemption value	(13,906,260)	—	—
Accretion on Series E convertible redeemable preferred shares to redemption value	(22,532,371)	—	—
Accretion on Class A convertible redeemable preferred shares to redemption value	(6,227,952)	—	—
Net income/(loss) attributable to common shareholders	(81,918,029)	3,560,026	574,290

Net income/(loss)	(17,836,342)	3,560,026	574,290
Changes in cumulative foreign currency translation adjustment, net of tax of nil	2,942,382	2,723,914	439,412
Comprehensive income/(loss)	(14,893,960)	6,283,940	1,013,702

Weighted average number of common shares used in computing net earnings/(loss) per share
Basic	6,096,842	114,041,743	114,041,743
Diluted	6,096,842	115,942,720	115,942,720

Net income/(loss) per share attributable to common shareholders
Basic	(13.44)	0.03	0.00
Diluted	(13.44)	0.03	0.00

eHi Car Services Limited
Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended March 31,
	2014	2015	2015
	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited
Net Income/(Loss)	(17,836,342)	3,560,026	574,290
Add / (subtract):
Depreciation and amortization	56,917,882	100,206,965	16,165,021
Share-based compensation	1,207,350	2,967,048	478,633
Interest income	(2,072,323)	(630,765)	(101,753)
Interest expense	15,167,575	26,173,241	4,222,171
Provision for income taxes	659,136	310,014	50,011
Gains from waiver of warrants	—	(16,869,935)	(2,721,396)
Adjusted EBITDA	54,043,278	115,716,594	18,666,977